Exhibit 99.2

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands)

	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	RMB	RMB	USD
NON-CURRENT ASSETS
Property, plant and equipment	9,110	7,814	1,078
Intangible assets	66,212	163,849	22,596
Right-of-use assets	7,149	5,221	720
Goodwill	764	764	105
Prepayments, other receivables and other assets	110,236	5,255	725
Deferred tax assets	-	-	-
Equity investment at fair value through profit or loss	-	-	-
Total non-current assets	193,471	182,903	25,224
CURRENT ASSETS
Inventories	778	3,959	546
Trade receivables	9,279	31,797	4,385
Prepayments, other receivables and other assets	35,311	38,148	5,261
Net investments in subleases	-	-	-
Due from related parties	2,377	2,454	338
Due from shareholders	99	-	-
Cash and cash equivalents	5,425	2,989	412
Total current assets	53,269	79,347	10,942
Total assets	246,740	262,250	36,166
EQUITY
Issued capital	194	194	27
Reserves	58,266	69,669	9,608
Equity attributable to equity holders of the parent	58,460	69,863	9,635
Non-controlling interests	2,328	3,743	516
Total equity	60,788	73,606	10,151
NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	-	-	-
Contract liabilities	415	272	38
Deferred tax liabilities	-	-	-
Lease liabilities	4,650	3,491	481
Total non-current liabilities	5,065	3,763	519
CURRENT LIABILITIES
Trade payables	35,012	36,356	5,014
Other payables and accruals	50,651	84,685	11,677
Contract liabilities	20,688	12,259	1,691
Due to a shareholder	325	325	45
Interest-bearing loans and borrowings	69,045	48,614	6,704
Leased liabilities	4,123	1,579	218
Income tax payable	1,043	1,063	147
Total current liabilities	180,887	184,881	25,496
Total liabilities	185,952	188,644	26,015
Total equity and liabilities	246,740	262,250	36,166

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

UNAUDITED OTHER COMPREHENSIVE INCOME

(In thousands, except for per share data)

	For the six months ended June 30
	2022	2023	2023
	RMB	RMB	USD
Revenue	80,514	62,131	8,568
Subscription and licensing	38,394	41,280	5,693
Licensing	30,111	33,473	4,616
Subscription	8,283	7,807	1,077
Smart music learning solutions	15,903	17,504	2,413
Smart music learning solutions sales	5,256	17,241	2,377
Smart music learning solutions subscription	10,647	263	36
Live music events	25,709	3,347	462
One-time disposal of obsolete inventory	508	-	-
Cost of Goods Sold	(51,418)	(20,103)	(2,772)
Gross profit	29,096	42,028	5,796
Other income, net	6,537	2,923	403
Selling and distribution expenses	(14,325)	(13,909)	(1,918)
Administrative expenses	(44,029)	(17,510)	(2,415)
Impairment losses on financial assets, net	(8,836)	(1,806)	(249)
Other operating expenses	(679)	(100)	(14)
Operating (loss)/profit	(32,236)	11,626	1,603
Share of losses of a joint venture	-	-	-
Finance costs	(2,295)	(2,666)	(368)
Finance income	20	6	1
(Loss)/profit before tax	34,511	8,966	1,236
Income tax expense	(2,899)	-	-
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	(31,612)	8,966	1,236
Attributable to:
Equity holders of the parent	(31,021)	7,551	1,041
Non-controlling interests	591	(1,415)	(195)
(Loss)Earnings per share for class A and class B ordinary shares attributable to ordinary equity holders of the parent
Basic	(1.05)	0.25	0.04
Diluted	(1.05)	0.25	0.04

KUKE MUSIC HOLDING LIMITED

RECONCILIATIONS OF NON-IFRS MEASURES TO THE MOST COMPARABLE IFRS MEASURES

(In thousands)

	For the six months ended June 30
	2022	2023	2023
	RMB	RMB	USD
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	(31,612)	8,966	1,236
Adjustments:
Amortization and Depreciation	18,101	9,568	1,319
Share-based compensation	7,265	2,196	303
Impairment losses on financial assets, net	8,836	1,806	249
Income tax effects	(2,828)	(1,410)	(194)
Non-IFRS Profit/(loss)	(238)	21,126	2,913

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

UNAUDITED OTHER COMPREHENSIVE INCOME

(In thousands, except for per share data)

	For the three months ended June 30
	2022	2023	2023
	RMB	RMB	USD
Revenue	54,441	52,204	7,199
Subscription and licensing	33,943	36,199	4,992
Licensing	29,070	32,141	4,432
Subscription	4,873	4,058	560
Smart music learning solutions	8,471	16,005	2,207
Smart music learning solutions sales	4,115	15,904	2,193
Smart music learning solutions subscription	4,356	101	14
Live music events	11,921	-	-
One-time disposal of obsolete inventory	106	-	-
Cost of goods sold	(25,540)	(10,371)	(1,430)
Gross profit	28,901	41,833	5,769
Other income, net	3,315	1,196	165
Selling and distribution expenses	(5,988)	(7,601)	(1,048)
Administrative expenses	(19,346)	(10,310)	(1,422)
Impairment losses on financial assets, net	(2,203)	(1,391)	(192)
Other operating expenses	(300)	(32)	(4)
Operating (loss)/profit	(4,379)	23,695	(3,268)
Share of losses of a joint venture	-	-	-
Finance costs	(1,216)	(1,345)	(185)
Finance income	8	4	1
(Loss)/profit before tax	3,171	22,354	3,084
Income tax expense	(195)	-	-
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	3,366	22,354	3,084
Attributable to:
Equity holders of the parent	3,757	20,307	2,800
Non-controlling interests	(391)	2,046	282
(Loss)Earnings per share for class A and class B ordinary shares attributable to ordinary equity holders of the parent
Basic	0.13	0.69	0.09
Diluted	0.13	0.69	0.09

KUKE MUSIC HOLDING LIMITED

RECONCILIATIONS OF NON-IFRS MEASURES TO THE MOST COMPARABLE IFRS MEASURES

(In thousands)

	For the three months ended June 30,
	2022	2023	2023
	RMB	RMB	USD
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	3,366	22,353	3,083
Adjustments:
Amortization and Depreciation	9,058	4,850	669
Share-based compensation	3,652	1,104	152
Impairment losses on financial assets, net	2,203	1,391	192
Income tax effects	(1,412)	(715)	(99)
Non-IFRS Profit/(loss)	16,867	28,983	3,997